1701 Pennsylvania Avenue, N.W. Suite 200 Washington, D.C. 20006 Direct: 844-285-4263 ext. 758 Cell: (301) 910-2030 estern@culhanemeadows.com Ernest M. Stern Partner

November 29, 2021

Via EDGAR Correspondence

Charlie Guidry

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: HUMBL, INC.

Draft Registration Statement on Form S-1

Submitted July 29, 2021

CIK No. 0001119190

Ladies and Gentlemen:

We have received your correspondence dated August 24, 2021. We have addressed your comments by reproducing them below in bold italics and providing our response immediately thereafter.

Draft Registration Statement on Form S-1 Submitted July 29, 2021 Prospectus Cover Page, page i

1.	Please revise your prospectus cover page, disclosure on page 7 and Plan of Distribution to identify Brighton Capital as an underwriter. For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: We have terminated the Equity Financing Agreement dated April 14, 2021 between HUMBL and Brighton Capital. The only HUMBL securities that are being registered under this prospectus are the shares of common stock into which the convertible promissory note dated April 14, 2021 in the principal amount of $3,300,000 at a fixed conversion rate of $3.15 per share of our common stock and that bears interest at 8% per annum converts. Accordingly, we do not believe that Brighton Capital would be viewed as an underwriter under the U.S. securities laws.

Recent Acquisitions, page 6

Charlie Guidry November 29, 2021 Page 2 of 4

2.	For the acquisitions of Tickeri, Inc. on June 3, 2021 and Monster Creative, LLC on June 30, 2021, please file the historical financial statements for each acquisition pursuant to Rule 8-04 of Regulation S-X. In addition, please present pro forma financial information for the effect of the acquisitions as if they had occurred on January 1, 2020 for the year ended December 31, 2020 and the six month period ended June 30, 2021. Refer to Rules 11-01 and 11-02 of Regulation S-X. If you believe that these acquisitions are not significant, please explain why and provide your significance tests.

Response: We have provided the historical financial statements for these acquisitions and the pro forma financial information for the effect of these acquisitions.

Risks Related to Our Common Stock

If we sell shares of our common stock under the EFA, our stockholders may experience immediate dilution . . ., page 20

3.	Please expand this risk factor to include disclosure about whether Brighton Capital can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect your share price.

Response: We have deleted this risk factor for the reasons set forth in our response to comment no. 1, above.

Agreement with Brighton Capital, page 24

4.	Please expand this section to include disclosure about the material market activities of Brighton Capital, including any short selling of your securities or other hedging activities that Brighton Capital may or has engaged in, including prior to entering into the EFA and prior to the receipt of any shares pursuant to the terms of the agreement; and how Brighton Capital intends to distribute the securities it owns or will acquire.

Also include a discussion on how the provisions of Regulation M may prohibit Brighton Capital and any other distribution participants that are participating in the distribution of your securities from engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and purchasing shares in the open market while the equity line is in effect.

Response: We have not added the suggested disclosure for the reasons set forth in our response to comment 1, above.

Dilution, page 25

Charlie Guidry November 29, 2021 Page 3 of 4

5.	Please provide us with your calculation of net tangible book value before and after the offering. We also note your reference to July 23, 2021. Please note these amounts should be calculated using your latest balance sheet.

Response: We have updated the Dilution section to include issuances of common stock from the exercise of warrants rather than from proceeds from the EFA with Brighton Capital. In addition, we have updated all figures based on our latest balance sheet dated September 30, 2021.

Liquidity and Capital Resources, page 30

6.	You state that growth in revenues as well as proceeds received from convertible notes and equity investments from April 1, 2021 through July 23, 2021 contributed to the growth in cash to $4,125,000. Please disclose the amount of proceeds received from convertible notes and equity investments.

Response: We have revised the Management’s Discussion and Analysis section of the prospectus to reflect the proceeds we have received through September 30, 2021.

Note 3. Reverse Merger , page F-13

7.	Please explain to us and disclose how you accounted for the common shares issued and outstanding of Tesoro Enterprises as part of the reverse merger transaction.

Response: We have disclosed how we accounted for the common shares issued and outstanding of Tesoro Enterprises as part of the reverse merger transaction. Our explanation is that the presentation of the financial statements represents the continuation of the legal acquiree, except for the legal capital structure in a reverse acquisition. Historical shareholders’ equity of the accounting acquirer (legal acquiree, in this case HUMBL) prior to the reverse acquisition is retrospectively adjusted (a recapitalization) for the equivalent number of shares received by the accounting acquirer after giving effect to any difference in par value of the issuer’s and acquirer’s stock with any such difference recognized in equity. Retained earnings (deficiency) of the accounting acquirer are carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for periods prior to the merger are retrospectively adjusted to reflect the number of equivalent shares received by the accounting acquirer.

Charlie Guidry November 29, 2021 Page 4 of 4

ASC 805-40-45-2 provides financial statement presentation guidance for reverse acquisitions as follows: “d. The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with the guidance in this Topic applicable to business combinations. However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to affect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.”

HUMBL presented the equity of the legal acquiree (accounting acquirer) and accounted for the existing shares of Tesoro Enterprises, Inc. (legal acquirer) at the time of the reverse merger. Tesoro Enterprises, Inc. had 999,177,443 shares outstanding on December 3, 2020, the date of the merger between Tesoro Enterprises and HUMBL, which were reflected in the statement of changes in stockholders’ equity (deficit) for the year ended December 31, 2020. HUMBL, LLC was the company being merged into Tesoro Enterprises, and their membership interests were exchanged for the shares of Tesoro Enterprises common stock. Tesoro Enterprises’ former CEO, Henry Boucher, upon the merger with HUMBL, assigned his 7,000,000 Series A Preferred shares to the HUMBL LLC CEO, Brian Foote, for $40,000. Upon the approval by FINRA of a reverse stock split and increase in its authorized shares of common stock on February 26, 2021, HUMBL issued 552,029 shares of Series B Preferred shares to the members of HUMBL LLC in exchange for their membership interests.

Report of Independent Registered Public Accounting Firm, page F-38

8.	The unnumbered F pages after page F-37 appear to have been included in the registration statement in error. Please remove.

Response: We have removed these pages.

General

9.	You disclose that your common stock is quoted on the Pink Open Market and that sales by the selling stockholders may be made at “fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.” Please note that the Pink Open Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, including in the Plan of Distribution, to disclose a fixed price at which the selling shareholder will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have revised our cover page disclosure and added under the Plan of Distribution that the fixed share price of $0.60 is not based on an established market price and, accordingly, should not be viewed as a reflection of the actual price at which the HUMBL shares will be sold by the selling stockholders or at which they will subsequently trade after being sold.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at mavoneg@aol.com.

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc: Ernest M. Stern, Esq. (w/encl.)
Encl.